Via Federal Express	August 3, 2012
ATTORNEYS AT LAW

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WRITER'S DIRECT LINE
813.225.4122
ccreely@foley.com EMAIL

CLIENT/MATTER NUMBER
078489-0103

Ms. Pamela A. Long, Assistant Director Mr. Edward M. Kelly, Senior Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	Liquidmetal Technologies, Inc.
Registration Statement on Form S-1
Filed July 18, 2012
File Number: 333-182729

Ms. Long and Mr. Kelly:

On behalf of Liquidmetal Technologies, Inc. (the “Company”), we are writing to respond to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated July 30, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-182729) (the “Registration Statement”) originally filed with the SEC on July 18, 2012 in connection with the registration for resale of up to 79,261,370 shares (the “Shares”) of the Company’s common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”).

The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the full text of each comment is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.           We note that Liquidmetal Technologies, Inc. is registering 51,136,370 shares of common stock issuable upon conversion of senior convertible notes and 28,125,000 shares of common stock issuable upon exercise of common stock purchase warrants, and that the aggregate number of shares of common stock being registered for resale is equal to approximately four times the outstanding shares of common stock held by non-affiliates.  Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, we believe that this transaction may be an indirect primary offering by or on behalf of the company.  Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct an at the market offering under Rule 415(a)(4).  If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction.  In your analysis, address these factors:

BOSTON BRUSSELS CHICAGO DETRIOT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

August 3, 2012

•	The number and nature of the selling stockholders and the percentage of the overall offering made by each stockholder.

•	The date on which and the circumstances under which each selling stockholder received its securities.

•	The relationship of each selling stockholder to the company, including an analysis of whether the selling stockholder is an affiliate of the company.

•	Any relationships among the selling stockholders.

•	Whether any of the selling stockholders is in the business of buying and selling securities.

For guidance you may wish to refer to Question 612.09 in the Securities Act Rules section of our “Compliance and Disclosure Interpretations” on the Commission’s website.  Note that we may have additional comments on your analysis and may request additional disclosures upon review of your response.  Alternatively, please consider significantly reducing the number of shares that you are registering for resale.

RESPONSE:

We note that, in the Staff’s letter, the Staff states that the number of shares being registered is “equal to approximately four times the outstanding shares of common stock held by non-affiliates [emphasis added].”  For the information of the Staff and as we discussed with Mr. Kelly, please be advised that the “four times” figure is not correct.  Rather, the number of shares of Common Stock being registered for resale in the Registration Statement is less than the number of outstanding shares of Common Stock held by non-affiliates.  Specifically, the number of shares being registered is equal to about seventy-two percent (72%) of the number of shares of outstanding Common Stock held by non-affiliates (the number of outstanding shares of Common Stock held by non-affiliates is approximately 109,687,648 shares, based on 191,852,906 common shares outstanding as of July 2, 2012, of which shares 82,165,258 are held by affiliates).  For the information of the Staff, the number of shares included in the ownership table under “Security Ownership of Certain Beneficial Owners and Management” includes shares underlying preferred stock and warrants, and in some cases the same shares appear two or more times in the table because of the manner in which the shares are held.  Also, please be advised that, for purposes of calculating shares held by affiliates, all parties listed on the beneficial ownership table were, in fact, considered by the Company to be affiliates.  If requested by the Staff, we would be happy to provide any additional share number data that the Staff might find helpful relative to this issue.

August 3, 2012

In addition to the foregoing, for the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering by or on behalf of the Company.  In support of this submission and in accordance with the Staff’s request in the above comment, the Company provides the following facts and analysis.

The Number and Nature of the Selling Stockholders and the Percentage of the Overall Offering Made by Each Stockholder

There are five (5) Selling Stockholders identified in the Registration Statement, all of which are accredited investors and all of which are private investment funds.  The table below provides the name of each Selling Stockholder and the percentage of the overall number of Shares being registered on behalf of each Selling Stockholder:

Selling Shareholder	Percentage of Overall Offering Based on a Total of 79,261,370 Shares Being Registered
Kingsbrook Opportunities Master Fund LP	37.50%
Hudson Bay Master Fund Ltd.	16.67%
Empery Asset Master Ltd.	9.58%
Hartz Capital Investments, LLC	19.58%
Iroquois Master Fund Ltd.	16.67%

As evidenced by the table above, the offering will be made by five (5) Selling Stockholders that, except as described below, retain individual control and discretion over the timing of the sale of the Shares and whether the Shares will be sold at all.  The Company will have no control over the timing, nature, or volume of sales by the Selling Stockholders.  In addition, to the Company’s knowledge, none of the Selling Stockholders, other than Empery Asset Master Ltd. and Hartz Capital Investments, LLC, which have common investment managers, have any agreements or arrangements among themselves with respect to the disposition of the Shares.

For the information of the Staff, the Notes and Warrants (as defined below) contain conversion and exercise limitations that limit the number of shares of Common Stock that can be beneficially owned by each Selling Stockholder at any one time to 4.99% of the outstanding Common Stock, unless this limitation is waived upon not less than 61 days prior notice.  These limitations are described in Amendment No. 1 under the caption “SELLING STOCKHOLDERS.”  In addition, the Notes and Warrants state that in no event can this limitation be waived above 9.99% of the outstanding Common Stock.  As a result of these limitations, the number of Shares that could practically be sold by certain Selling Stockholders may ultimately be less than the total number of Shares being registered on behalf of such Selling Stockholders.

August 3, 2012

The Date on which and the Circumstances under which Each Selling Stockholder Received its Securities

The Shares being registered consist of the shares issuable upon the conversion or exercise of the Senior Convertible Notes due on September 1, 2013 and the Common Stock Purchase Warrants (the “Notes” and the “Warrants,” respectively) issued to the Selling Stockholders in the Company’s private placement that closed on July 2, 2012 (the “Private Placement”).  A detailed description of the Private Placement is set forth in Amendment No. 1 under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – SIGNIFICANT TRANSACTIONS – July 2012 Private Placement of Convertible Notes and Warrants.”  Accordingly, the Selling Stockholders acquired the Notes and Warrants in a bona fide private placement and have held the Notes and Warrants for approximately one (1) month as of the date of this letter without the ability to sell the underlying shares on the open market.  In addition, the terms of the Warrants provide that they are not exercisable until six (6) months after their issuance, meaning that the Selling Stockholders will bear the investment risk of the shares underlying the Warrants for at least six (6) months.  At the time of the Private Placement, the Selling Stockholders knew and agreed that they would have to hold the securities for a period of time until the resale of the shares underlying the Notes and Warrants was ultimately registered, and even after registration, they would be subject to the exercise and conversion limitations.

The Relationship of Each Selling Stockholder to the Company, Including an Analysis of Whether the Selling Stockholder is an Affiliate of the Company

In connection with the filing of the Registration Statement, the Company confirmed that none of the Selling Stockholders: (i) has held or had any position, office or other material relationship with the Company or any of its subsidiaries or affiliates, or (ii) has any family relationship with any director or executive officer of the Company or any of its subsidiaries or affiliates.  The Company also confirmed that none of the Selling Stockholders, nor any of their affiliates or immediate family members (a) have been involved, directly or indirectly, in any transaction (or series of transactions) during the last two years to which the Company was a party, or (b) are involved, directly or indirectly, in any proposed transaction (or series of transactions) to which the Company will be a party.  Accordingly, the Company does not believe that the Selling Stockholders are affiliates of the Company.  The Selling Stockholders are not acting on behalf of the Company with respect to the Shares being registered because the Company has no contractual, legal, or other relationship with the Selling Stockholders that would control the timing, nature, or amount of resales of the Shares or whether the Shares are even resold at all.

August 3, 2012

Any Relationships Among the Selling Stockholders

The Selling Stockholders are all independent and unaffiliated investment funds, except that, as described above, Empery Asset Master Ltd. and Hartz Capital Investments, LLC have common investment managers.

Whether Any of the Selling Stockholders is in the Business of Buying and Selling Securities

In connection with the filing of the Registration Statement, the Company asked each Selling Stockholder to disclose any affiliation or association of such Selling Stockholder, directly or indirectly, with the Financial Industry Regulatory Authority (“FINRA”) or with any FINRA member, or if such Selling Stockholder is otherwise a broker-dealer or an affiliate of a broker-dealer.  In responding to this question, each Selling Stockholder indicated that it had no such information to disclose.  Accordingly, the Company has no reason to believe that any of the Selling Stockholders are in the business of buying and selling securities.

Other Factors

If the resale of the registered shares were to be considered an indirect primary offering by the Company, then it means that the Selling Stockholders would be acting as underwriters with respect to the registered securities.  The Company does not believe that the Selling Stockholders are appropriately deemed to be underwriters with respect to the Company’s securities.  Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”) defines a statutory “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security…”  The first part of the definition requires that in order to be an underwriter, a person must have purchased securities with a view to distribution.  Each Selling Stockholder has represented to the Company that such Selling Stockholder purchased the Notes and Warrants (and will purchase the underlying shares) for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act.  The Selling Stockholders have assumed the economic risk of an investment in the Company’s securities, and therefore, did not purchase the securities with a view to or in connection with a distribution of such securities.

Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by, among other things, the presence of special selling efforts and selling methods, not merely a purchase from an issuer.  Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.  Each Selling Stockholder has represented to the Company that it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Notes, the Warrants, or the shares underlying the Notes or the Warrants  The Company understands that the Selling Stockholders plan to sell their Shares in ordinary trading transactions into an independent market for their own account.

August 3, 2012

Based on the foregoing, the Company believes that the Selling Stockholders are not appropriately characterized as acting as conduits on behalf of the Company in connection with the sale of the Shares.  The Selling Stockholders are not broker-dealers, they received their Notes and Warrants in a bona fide private offering, they did not have the immediate ability to resell the Shares, they are not affiliates of the Company and have no agreements or understandings with the Company with respect to the resale of the Shares, and they retain control and discretion of the resale of the Shares (and whether the Shares are even sold at all).  Accordingly, the Company respectfully submits that the offering described in the Registration Statement and Amendment No. 1 is a secondary offering by the Selling Stockholders and not a primary offering by the Company.

Selling Stockholders, page 16

2.	Note that:

•	For any selling stockholder that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

•
For any selling stockholder that is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased in the ordinary course of business and at the time of purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  If a selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

RESPONSE:

As noted above, in connection with the filing of the Registration Statement, the Company asked each Selling Stockholder to disclose any affiliation or association of such Selling Stockholder, directly or indirectly, with FINRA or with any FINRA member, or if such Selling Stockholder is otherwise a broker-dealer or an affiliate of a broker-dealer.  In responding to this question, each Selling Stockholder indicated that it had no such information to disclose.  Accordingly, the Company has no reason to believe that any of the Selling Stockholders are broker-dealers or affiliates of a broker-dealer.  Therefore, the Company respectfully submits to the Staff that there are no changes to be made to the Registration Statement in accordance with the above comment.

August 3, 2012

Undertakings, page II-4

3.	Provide the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

RESPONSE:

In Amendment No. 1, the Company has revised Item 17 of Part II to provide the Rule 430C undertaking.

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Best regards,

/s/ Curt P. Creely

Curt P. Creely

Enclosures